SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)1

                              Bell Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   078 107 109
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 20, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                             Exhibit Index on Page 8
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                     ---------------------------
CUSIP No. 078 107 109                  13D               Page 2 of 9 Pages
--------------------------------                     ---------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF         7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                       529,230
   OWNED BY
     EACH       ----------------------------------------------------------------
  REPORTING
 PERSON WITH
                    8         SHARED VOTING POWER

                                    -0-
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                    529,230
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      529,230
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.5%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      PN
================================================================================

--------------------------------                     ---------------------------
CUSIP No. 078 107 109                  13D               Page 3 of 9 Pages
--------------------------------                     ---------------------------



     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                        529,230
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                    - 0 -
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                    529,230
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                    - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      529,230
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.5%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

--------------------------------                     ---------------------------
CUSIP No. 078 107 109                  13D               Page 4 of 9 Pages
--------------------------------                     ---------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      TEXAS
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                        13,900
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                    -0-
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                    13,900
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      13,900
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      .15%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

--------------------------------                     ---------------------------
CUSIP No. 078 107 109                  13D               Page 5 of 9 Pages
--------------------------------                     ---------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                        13,900
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                    - 0 -
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                    13,900
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                    - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      13,900
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      .15%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

--------------------------------                     ---------------------------
CUSIP No. 078 107 109                  13D               Page 6 of 9 Pages
--------------------------------                     ---------------------------


         The following constitutes the Amendment No. 9 to the Schedule 13D filed by the undersigned (the "Amendment No. 9"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D, as previously amended. This Amendment No. 9 amends and supplements the Schedule 13D as follows:

Item 4.           Purpose of Transaction.

                  Item 4 is hereby amended and supplemented by adding the following thereto:

                  As previously reported, the Reporting Persons acquired the Shares based on the Reporting Persons' belief that the Shares at the then-current market prices were undervalued and represented an attractive investment opportunity. In light of the recent dramatic rise in the per share trading price of the Issuer's common stock, Steel Partners II has decided to dispose of a portion of its Shares. Depending on market conditions, the Reporting Persons may dispose of additional Shares.

                  The Reporting Persons are currently evaluating whether to continue their efforts with respect to their previously disclosed intention to commence a proxy solicitation of the shareholders of the Issuer.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 (a) and (c) are hereby amended and restated in its entirety as follows:

                  (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 9,608,315 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999.

                  As of the close of business on December 22, 1999, Steel Partners II beneficially owns 529,230 Shares, constituting approximately 9.0% of the Shares outstanding. Mr. Lichtenstein beneficially owns 529,230 shares of Common Stock, representing approximately 5.5% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 529,230 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

                  As of the close of business on December 22, 1999, Newcastle beneficially owns 13,900 Shares of Common Stock, constituting approximately .15% of the shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to the 13,900 Shares owned by Newcastle by virtue of his authority to vote and dispose of such Shares.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons unless otherwise reported on a prior Schedule 13D.

--------------------------------                     ---------------------------
CUSIP No. 078 107 109                  13D               Page 7 of 9 Pages
--------------------------------                     ---------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    December 23, 1999                STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C. General
                                               Partner


                                           By: /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer



                                           /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                               WARREN G. LICHTENSTEIN

                                           NEWCASTLE PARTNERS, L.P.



                                           By: /s/ Mark E. Schwarz
                                               ---------------------------------
                                                   Mark E. Schwarz
                                                   General Partner



                                           /s/ Mark E. Schwarz
                                           -------------------------------------
                                               Mark E. Schwarz

--------------------------------                     ---------------------------
CUSIP No. 078 107 109                  13D               Page 8 of 9 Pages
--------------------------------                     ---------------------------



                                  EXHIBIT INDEX


Exhibit                                                                  Page
-------                                                                  ----

 1. Joint Filing Agreement between Steel Partners II and Warren G. Lichtenstein (previously filed).

 2. Joint Filing Agreement between Steel Partners II, L.P., Warren Lichtenstein, Sandera Partners, L.P., Newcastle Partners, L.P. and Mark E. Schwarz (previously filed).

 3.      Director Nomination Letter from Steel Partners II, L.P.
         to Bell Industries, Inc. dated January 8, 1999 (previously filed).

 4. Letter to Tracy Edwards, President and Chief Executive Officer of Bell Industries, Inc. dated October 7, 1999 (previously filed).

 5.      Preliminary Proxy Statement of Steel Partners II, L.P.
         (previously filed).

--------------------------------                     ---------------------------
CUSIP No. 078 107 109                  13D               Page 9 of 9 Pages
--------------------------------                     ---------------------------




                                   SCHEDULE A

               Transactions in the Shares During the Last 60 Days
               (Unless Otherwise Reported on a Prior Schedule 13D)



Shares of Common                   Price Per                   Date of
  Stock (Sold)                       Share                       Sale

                              STEEL PARTNERS, L.P.

     (547,200)                      6.37                       12/20/99
     (256,880)                      5.76                       12/21/99
     (338,400)                      6.19                       12/22/99